

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

Tomer Izraeli
Chief Executive Officer
Polyrizon, Inc.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

Re: Polyrizon, Inc.
Form F-1
Exhibit Nos. 10.5 and 10.6
Filed October 6, 2022
File No. 333-266745

Dear Tomer Izraeli:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance